

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

April 28, 2009

Via U.S. Mail and Facsimile

J. Larry Sorsby, Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

> **Re:** **K. Hovnanian Enterprises, Inc.**
> **Hovnanian Enterprises, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 1, 2009**
> **File No. 333-158356**

Dear Mr. Sorsby:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that prior to requesting acceleration of the effective date of the registration statement, our comments on your Form 10-K for the fiscal year ended October 31, 2008 should be cleared.

2.   To the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

Cover Page of Prospectus

3.   Please show the guarantees as a separate security and describe the guarantors and their relationship to the co-issuers. Also disclose whether the guarantors will fully and unconditionally guarantee the exchange notes.

Summary of the Terms of the Exchange Offer, page 3

4.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Summary of the Terms of the Exchange Notes, page 7

Ranking, page 7

6.   Please quantify here and in the risk factors the amount of additional debt you can incur under your debt instruments.

Collateral, page 8

7.   To give investors more information about the value of the collateral securing the notes, please disclose the book value of all the assets that are securing the exchange notes as of the date of your latest financial statements. Also, disclose the book value of the guarantor stock collateral and the limit of the amount of such collateral because of the collateral cutback provision. Please update these figures in your subsequent periodic reports for as long as the registered notes are secured.

Risk Factors, page 14

8.   Please add a separate risk factor describing the collateral securing the notes that may automatically be released from the third-priority lien.

Your rights to the collateral securing the notes and the guarantees . . ., page 26

9.   Please disclose the circumstances under which you would fail to inform the trustee or the collateral agent of future acquisitions of property and rights that constitute collateral under the indenture. Also, briefly discuss your obligations under the indenture and security agreement regarding the provision of this information to the trustee and/or collateral agent and the trustee's and collateral agent's obligations to perfect the security interest.

The Exchange Offer, page 34

Expiration Date; Extensions, Amendments, page 36

10.   We note your disclosure that you reserve the right "to delay accepting for exchange any outstanding notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

11.   We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

J. Larry Sorsby
Hovnanian Enterprises, Inc.
April 28, 2009
Page 4

Conditions to the Exchange Offer, page 37

12.   Please revise your disclosure to make clear that all conditions to the offer must be satisfied or waived at or before the expiration of the offer, rather than prior to acceptance of the outstanding notes.

13.   We note the disclosure that you will return any outstanding notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure here, throughout the prospectus and in the Form of Letter of Transmittal, as necessary.

14.   You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform the security holders of the waiver. Please confirm your understanding supplementally.

Description of Notes, page 45

Security, page 46

General, page 46

15.   We note that the collateral does not include any pledged stock of a guarantor to the extent that Rule 3-16 of Regulation S-X would require the filing of separate financial statements of such guarantor that are not otherwise required to be filed. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the exchange notes. Please continue disclosing this information in your ongoing periodic filings under the Exchange Act.

Release of Liens, page 49

16.   We note your disclosure relating to Section 314(d) of the Trust Indenture Act. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example, your description of the Intercreditor Agreement

and the power of the first and second lien holders to cause, under a variety of circumstances, the release of the collateral subject to the lien of the indenture. We further note your statement that you may determine in good faith, on advice of counsel, that Section 314(d) does not apply to a release of the collateral. Please explain how you intend to comply with Section 314(d) and revise your disclosure accordingly. If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d). As it relates to the collateral cutback provisions, please explain how the obligors intend to monitor the value of the guarantor stock. If the obligors do not intend to monitor the value, explain how investors will know the collateral value of the guarantor stock securing the notes.

Depository Procedures, page 87

17.   Please delete the statement on page 89 that you take no responsibility for the accuracy of the information you provide concerning DTC, Euroclear and Clearstream. We do not object to your statement that you are not responsible for the performance by DTC, Euroclear or Clearstream of their obligations under the rules and procedures governing their operations.

Legal Matters, page 92

18.   Please disclose that Simpson Thacher will opine that the notes and guarantees are binding obligations of the registrants.

Exhibit 5.1 – Legal Opinion

19.   Counsel cannot assume due authorization, execution and delivery of the Indenture by the Company and the Guarantors, but can rely on other opinions if those opinions are also filed as exhibits. We note that Hovnanian Enterprises, Inc. is incorporated in Delaware and a number of the subsidiary Guarantors are incorporated, organized or formed in Delaware. Please note that the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please delete or revise assumption (1) in the fourth paragraph. Also delete assumption (2) in the fourth paragraph as inappropriate.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713, or in their absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Vincent Pagano, Jr., Esquire (via facsimile (212) 455-2502)
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954